UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Oculis Holding AG

(Name of Issuer)

Ordinary Shares, CHF 0.01 par value per share

(Title of Class of Securities)

H5870P102

(CUSIP Number)

March 3, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5870P102

1	NAMES OF REPORTING PERSONS Nan Fung Group Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,032,296
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,032,296

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,032,296
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. H5870P102

1	NAMES OF REPORTING PERSONS NF Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,032,296
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,032,296

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,032,296
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. H5870P102

1	NAMES OF REPORTING PERSONS Pivotal bioVenture Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,381,196
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,381,196

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,381,196
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. H5870P102

1	NAMES OF REPORTING PERSONS Pivotal bioVenture Partners Fund I G.P., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,381,196
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,381,196

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,381,196
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. H5870P102

1	NAMES OF REPORTING PERSONS Pivotal bioVenture Partners Fund I U.G.P. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,381,196
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,381,196

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,381,196
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. H5870P102

1	NAMES OF REPORTING PERSONS Pivotal Partners Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,381,196
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,381,196

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,381,196
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. H5870P102

1	NAMES OF REPORTING PERSONS Pivotal Life Sciences Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,381,196
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,381,196

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,381,196
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. H5870P102

1	NAMES OF REPORTING PERSONS Nan Fung Life Sciences Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,032,296
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,032,296

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,032,296
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. H5870P102

1	NAMES OF REPORTING PERSONS NFLS Beta Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 651,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 651,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. H5870P102

1	NAMES OF REPORTING PERSONS NFLS Platform Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 651,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 651,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:

Oculis Holding AG (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

(i)	Nan Fung Group Holdings Limited (“NFGHL”)

(ii)	NF Investment Holdings Limited (“NFIHL”)

(iii)	Nan Fung Life Sciences Holdings Limited (“Nan Fung Life Sciences”)

(iv)	Pivotal bioVenture Partners Fund I, L.P. (“Pivotal”)

(v)	Pivotal bioVenture Partners Fund I G.P., L.P. (“Pivotal GP”)

(vi)	Pivotal bioVenture Partners Fund I U.G.P. Ltd. (the “Ultimate General Partner”)

(vii)	Pivotal Partners Ltd. (“Pivotal Partners”)

(viii)	Pivotal Life Sciences Holdings Limited (“Pivotal Life Sciences,” and together with Pivotal, Pivotal GP, Ultimate General Partner, and Pivotal Partners, the “Pivotal Entities”)

(ix)	NFLS Beta Limited (“NFLS”)

(x)	NFLS Platform Holdings Limited (“NFLS Platform”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Pivotal Entities is 501 Second Street, Suite 200, San Francisco, CA 94107. The principal business address of NFGHL is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Central, Hong Kong. The registered office address of each of NFIHL, Nan Fung Life Sciences and NFLS Beta is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered office address of NFLS Platform is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Item 2(c).	Citizenship:

Pivotal is a Cayman Islands exempted limited partnership. Pivotal GP is a Cayman Islands exempted limited partnership. Ultimate General Partner is a Cayman Islands exempted company. Pivotal Partners is a Cayman Islands exempted company. Pivotal Life Sciences is a Cayman Islands exempted company. Nan Fung Life Sciences, NFIHL and NFGHL are incorporated in the British Virgin Islands. NFLS is incorporated in the British Virgin Islands and NFLS Platform is incorporated in the Cayman Islands. Mr. Kam Chung Leung, Mr. Pui Kuen Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are citizens of the Hong Kong Special Administrative Region of the People’s Republic of China. Mr. Frank Kai Shui Seto is a citizen of Canada. Mr. Vincent Sai Sing Cheung and Ms. Vanessa Tih Lin Cheung are citizens of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, CHF 0.01 par value per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

H5870P102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages are based on 32,733,373 outstanding Ordinary Shares as reported in the Issuer’s Form 20-F filed on March 7, 2023.

Pivotal directly holds 2,381,196 Ordinary Shares. NFLS directly holds 651,100 Ordinary Shares. Pivotal GP is the general partner of Pivotal, and Ultimate General Partner is the general partner of Pivotal GP. Ultimate General Partner is wholly-owned by Pivotal Partners. Pivotal Partners is wholly-owned by Pivotal Life Sciences. Pivotal Life Sciences is wholly owned by Nan Fung Life Sciences, and Nan Fung Life Sciences is wholly-owned by NFIHL, which is wholly owned by NFGHL. NFLS is wholly-owned by NFLS Platform, which is wholly-owned by Nan Fung Life Sciences. The members of the Executive Committee of NFGHL make investment decisions with respect to the securities of the Issuer held by Pivotal, and NFLS. Mr. Kam Chung Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 15, 2023

NAN FUNG GROUP HOLDINGS LIMITED

By:	/s/ Cheung Vincent Sai Sing
Name: Cheung Vincent Sai Sing
Title: Director

NF INVESTMENT HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Name: Tang Chun Wai Nelson
Title: Director

NAN FUNG LIFE SCIENCES HOLDINGS LIMITED

By:	/s/ Sun Xintong
Name: Sun Xintong
Title: Director

PIVOTAL BIOVENTURE PARTNERS FUND I, L.P.

By:	PIVOTAL BIOVENTURE PARTNERS FUND I G.P., L.P.
Its General Partner,

By:	PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P., LTD.
Its General Partner,

By:	/s/ Cheung Vincent Sai Sing
Name: Cheung Vincent Sai Sing
Title: Director

PIVOTAL BIOVENTURE PARTNERS FUND I G.P., L.P.

By:	PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P., LTD. Its General Partner,

By:	/s/ Cheung Vincent Sai Sing
Name: Cheung Vincent Sai Sing
Title: Director

PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P. LTD

By:	/s/ Cheung Vincent Sai Sing
Name: Cheung Vincent Sai Sing
Title: Director

PIVOTAL PARTNERS LTD

By:	/s/ Cheung Vincent Sai Sing
Name: Cheung Vincent Sai Sing
Title: Director

PIVOTAL LIFE SCIENCES HOLDINGS LIMITED

By:	/s/ Sun Xintong
Name: Sun Xintong
Title: Director

NFLS BETA LIMITED

By:	/s/ Sun Xintong
Name: Sun Xintong
Title: Director

NFLS PLATFORM HOLDINGS LIMITED

By:	/s/ Sun Xintong
Name: Sun Xintong
Title: Director